November 20, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
Washington, DC  20549-7010
Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	Alexco Resource Corp.
Form 40-F for the Year Ended December 31, 2012 Filed March 28, 2013 File No. 001-33621

Dear Ms. Jenkins:

Reference is made to the staff of the Securities and Exchange Commission’s (the “Staff”) comment letter dated October 18, 2013 in respect of Alexco’s Form 40-F for the fiscal year ended December 31, 2012.  Set forth below is the response to the comment letter.  For ease of reference, the text of each Staff comment is reproduced in bold-face type, followed by the response.  Terms used but not defined herein have the meanings set out in the 40-F.

In some of the responses, we have agreed to change or supplement our disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

In relation to all our responses below and our agreement in the spirit of cooperation with the Staff to change or supplement our disclosures in future filings, please note that Alexco Resource Corp. is incorporated in British Columbia and is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended.  Alexco satisfies the requirements of General Instruction A.2 of Form 40-F and files reports with the United States Securities and Exchange Commission (the ”Commission”) pursuant to the multi-jurisdictional disclosure system (MJDS) adopted by the securities regulatory authorities in Canada and the Commission.  Pursuant to MJDS, Alexco prepares its Annual Information Form, management’s discussion and analysis and its financial statements in accordance with applicable Canadian disclosure requirements.  Alexco intends to continue to prepare its Annual Information Form, management’s discussion and analysis, financial statements and other Canadian MJDS reports filed with the Commission pursuant to such Canadian disclosure requirements.

Head Office Alexco Resource Corp. 200 Granville Street, Suite 1150 Vancouver, BC V6C S4 Canada	T. 604 633 4888 F. 604 633 4887

Staff Comment No. 1

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies
(e)  Mineral Properties

We note your disclosure that depletion of mineral production properties is calculated on the units-of-production basis, using estimated mineable resources.”  To enhance our understanding of your accounting policy, please:

•	Please explain to us how you define mineable resources (i.e. whether it includes indicated and inferred resources);
•	Tell us the percentage and amount of measured, indicated and inferred resources that you include in your depletion calculation;
•
Explain to us why and how you determined that your estimates of resources, such as inferred mineral resources, used to calculate your units of production depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board;

•	Tell us whether you include the future capital expenditures necessary to access the mineral resources in your depletion calculation; and
•
Provide us with the amount of depletion expense for each period presented if (i) only proven and probable reserves is included in the depreciable base (i.e. excluding all measured and indicated and all inferred mineral resources from the depreciable base), and (ii) only proven and probable reserves plus the measured and indicated resources expected to be converted to mineral reserves (i.e. excluding all inferred mineral resources from the depreciable base).

Response:

•
For depletion calculation purposes, we define mineable resources as those resources defined in the mine plan on which the applicable mining activity is based.  Such mine plan is as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.  We do not include inferred resources in such mine plans.  We do include indicated resources (with classifications being as defined under the CIM Mining Definition Standards for Mineral Resources and Mineral Reserves).

•	Our depletion calculation for the 2012 fiscal year is with respect to the Bellekeno mine, and 100% of mineable resources are classified as indicated resources.
•
The Bellekeno mine plan is supported by the technical report dated December 2, 2009 entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report”.  The mine plan and technical report were prepared by a project team of internal and external engineers and geologists, and are subject to routine and ongoing engineering reconciliations by internal professional staff to confirm the integrity and reliability of the life of mine projections.  And for greater certainty, we confirm that we do not include inferred resources in our mine plan. Accordingly, we believe our estimates of resources are adequately reliable in the context of the Conceptual Framework for Financial Reporting issued by the IASB.
•	No future capital expenditures are included in the depletion calculation.
•
As noted above, 100% of the Bellekeno mineable resources (being the depreciable base) are classified as indicated resources.  A technical report has not been prepared to support the re-classification of those indicated resources into probable reserves.  This being the case, it is not possible to determine the depletion expense if only proven and probable reserves are included in the depreciable base.

Staff Comment No. 2

(h)  Silver Streaming Interest

We note your accounting policy that the advance payments received under the silver streaming interest have been deferred and recognized on a units-of-production-sold basis as a component of the cost of sales of production.  You also recognize within cost of sales each period the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.  Please address the following issues:

•
Please explain to us as silver is delivered each period how your recognition of a proportionate portion of the advance payments received under the silver streaming interest as a cost of sales vs. revenue is appropriate and provide us the specific accounting literature that supports your accounting;

Response:

Background Information

In 2008, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) whereby 25% of the silver produced from the Keno Hill District mineral properties (“the properties”), including the Bellekeno mine, is sold to Silver Wheaton.

Silver Wheaton has paid us advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay us an additional cash amount of the lesser of $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery.

We also entered into an off-take agreement with Glencore Ltd. (“Glencore”) for 100% of the concentrate output from the Bellekeno mine.

Accounting for the Advance Payments Received from Silver Wheaton

There is no specific accounting guidance under International Financial Reporting Standards (“IFRS”) which deals explicitly with streaming contracts.  As such, we considered the substance of the arrangement and other accounting literature, including IFRS 6 Exploration and Evaluation of Mineral Resources, IAS 16 Property, Plant and Equipment, IAS 18 Revenue and IAS 39 Financial Instruments:

Recognition and Measurement, in order to determine the most appropriate methodology to account for the amounts received from Silver Wheaton.

In substance, the advance payment received from Silver Wheaton represents an amount to acquire a direct interest in 25% of the silver in the ground at the properties as well as a partial prepayment for the extraction costs to access the silver.  Since we could not reliably allocate the advance payment between an amount that would reduce the carrying amount of the properties and an obligation to provide future extraction services, we presented the full amount of the advance payment as a liability.

In order to satisfy our obligation to deliver 100% of our output to Glencore under the off-take agreement, we deliver refined silver at market prices to Silver Wheaton in exchange for their share of contained silver in concentrate.  As the delivery to Glencore is satisfied by the exchange of refined silver with Silver Wheaton, at the time the Glencore revenue is recognized, the related cost of sales is also be recognized.  The cost of sales related to the Glencore revenues is the cost of mining the 75% of contained silver plus the cost of the exchanged equivalent of 25% of production at refined silver market prices.  As noted above, also included in cost of sales will be Silver Wheaton’s contribution at $3.90/oz to us for production and extraction of their 25% share of silver in the ground.

This results in the following accounting:

➢	Revenue from 100% sale of concentrate to Glencore, at time of delivery of concentrate
➢	Cost of sales comprised of:
o	Mining costs for production
o	Depletion of mineral property
o	Cost at market prices of exchanged silver delivered to Silver Wheaton
o	Recovery of $3.90 per ounce of silver deliverable to Silver Wheaton
o	Recognition of the portion of the advance payment amount received from Silver Wheaton attributed to the 25% of payable silver deliverable to Silver Wheaton

The mining and depletion costs represent the elements of costs of sales for 100% of the mine production sold.  As explained above, the per-ounce recovery from Silver Wheaton and the recognition of the advance payment amount received are considered to be contributions towards the extraction costs and depletion pertaining to the Silver Wheaton share of the mineral property, reducing the effective extraction cost to Alexco, and we note that the basis for recognition of the advance payment amount received mirrors that for the determination of mineral property depletion costs.

•
Show us how your disclosures in Note 16 and Note 19 are consistent with your accounting policy. In this regard, specifically address how the two transactions recorded in cost of sales in Note 19 regarding silver streaming interest complies with your accounting policy; explain where the corresponding side is recorded and how it is appropriate; and

Response:

For reference, our accounting policy with respect to the silver streaming interest is as follows:

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production.

The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest.  Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

The disclosure in Note 16 shows the movements in the balance of the advance amounts received over the periods reported, with amounts received increasing that balance and amounts recognized through cost of sales decreasing that balance.  The net balance at each period end is what is carried on our balance sheet within liabilities.  Note 16 also provides qualitative disclosures as to the nature and terms of the silver streaming interest.

The disclosure in Note 19 provides a breakdown of the components of cost of sales, including the three elements pertaining to the silver streaming interest and described above.  The “market price of deliverable silver under the silver streaming interest” reflects the cost of acquiring silver for delivery to Silver Wheaton in exchange for their share of contained silver in concentrate.  This is reflected “net of the amount receivable on delivery under the silver streaming interest”, being the recovery of $3.90 per ounce of payable silver deliverable to Silver Wheaton.  These elements are cash transactions, with any short-term transactional timing differences reflected within accounts payable and accrued liabilities.  The “silver streaming interest amount recognized” represents the portion of the advance payment amount received from Silver Wheaton attributed to the 25% of silver deliverable to Silver Wheaton, and the corresponding side is recorded as a reduction of the silver streaming interest liability amount.

•	Tells us how you estimate the total ounces of silver that remain to be delivered under the streaming contract.

Response:

The total ounces of silver that remain to be delivered under the streaming contract are based on 25% of the estimated mineral resources used for our depletion calculation purposes, as described more fully in the response to comment #1 above.

Staff Comment No. 3

(j) Revenue Recognition

We note you generate revenue from sale of silver, lead and zinc. Provide us and disclose in future filings how you account for and classify the income from silver, lead and zinc. Your disclosure should include how you account for each of these products (i.e. by-product accounting or co-product accounting etc.). In addition, please tell us and include in your future management’s discussion and analysis (a) whether you expect historic trends of your non-silver revenue to continue, and (b) identify and discuss the factors that have an impact on the amount of revenue from non-silver sales (e.g. commodity prices, etc.).

Response:

We account for our revenue from each of our produced payable metals (silver, lead and zinc, and also gold though in an amount not material to our financial statements) on a co-product basis, i.e. our revenue includes the amounts received from all of the payable metals, no amount is netted against cost of sales as a by-product credit.  In our 2013 financial statements, we will revise the wording in our revenue recognition accounting policy to explain this more explicitly.

With respect to revenue from our non-silver sales (i.e. lead, zinc and gold), the primary factors that impact the amount are quantity and grade of material mined and commodity prices, and to a lesser extent smelter treatment and refining charges.  Quantity and grade of material mined is closely linked to that of silver, since silver, lead, zinc and gold are all contained together within the material we mine.  We will include in our future management’s discussion and analysis commentary on our expectations for continuation of non-silver quantities and grade to the extent relevant and material.  We note that our management’s discussion and analysis currently provides information regarding commodity price expectations, including with respect to our material non-silver commodities (i.e. lead and zinc).

Staff Comment No. 4

Note 12.  Mineral Properties

We note your disclosure of your mineral properties.  To enhance the reader’s understanding of your mineral properties and related disclosures, please address the following issues:

•
We note that you reported expenditures incurred as additions to your mineral property costs.  Provide us and disclose in future filings the nature of the expenditures that you recorded as assets i.e. exploration, development costs etc.; and

•	Provide us and disclose in future filings, the exploration and evaluation assets recorded as a separate class of assets and provide the disclosures required by IFRS 6, paragraph 25.

Response:

For our 2012 fiscal year, one property is in production, being the Bellekeno property, and is indicated in Note 12 as being depletable. The Bellekeno expenditures capitalized reflect sustaining development costs, including in-mine exploration costs that qualify for capitalization. All other properties are exploration and evaluation assets, and expenditures capitalized reflect exploration and evaluation costs incurred. In our future filings, we will more explicitly identify our exploration and evaluation assets as a separate class, including providing the disclosures required by IFRS 6, paragraph 25 and information on the nature of the expenditures that are recorded as assets.

Staff Comment No. 5

26.  Segmented Information

We note you generate revenue from sale of silver, lead and zinc.  To enhance investors understanding of your business please provide us with and confirm that you will include in future filings amounts of revenues derived from Silver, Lead and Zinc for each of the periods presented.

Response:

The following is an analysis of our reported segment revenues derived from silver, lead, zinc and gold for each of the periods presented in our fiscal 2012 financial statements:

(expressed in thousands of Canadian dollars)	Year Ended December 31 2012	Six Months Ended December 31 2011	Year Ended June 30 2011

Silver	63,731	31,533	30,261
Lead	16,275	7,487	8,220
Zinc	4,256	2,943	2,452
Gold	509	118	-
	84,771	42,081	40,933
Smelter treatment and refining charges	(8,046)	(3,442)	(2,664)
Reported segment revenues	76,725	38,639	38,269

We confirm that we will include this information in our future filings.

Staff Comment No. 6

Exhibit 99.3  Management’s Discussion and Analysis

Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver

We note you present the non-IFRS measure of cash cost of production per ounce of payable silver computed by deducting by-product lead and zinc sales.  To enhance the disclosures regarding the non-IFRS measure, please provide us and confirm that in future filings you will revise to provide the following:

•	Disclose cash cost both before and net of by-product revenue;
•	Make the titles used for the non-IFRS measures more transparent, such as cash costs before by-product revenue and cash costs net of by-product revenue.
•	Present the individual by-product revenue attributable to lead and zinc on both a dollar and per-ounce basis and reconcile these amounts to total by-product revenue;

Response:

We provide the following information as requested, and confirm that we will provide in future filings in the event cash costs net of by-product revenue measures are presented (dollar amounts in thousands, except cost per ounce amounts, and denominated in Canadian dollars):

	Three Months Ended Dec. 31		Calendar Year Ended Dec. 31
	2012	2011	2012	2011

Payable silver ounces produced	557,461	550,041	2,009,703	1,862,399

Cost of sales	$15,855	$14,639	$61,691	$52,121
Add:
Change in concentrate inventory	835	2,368	(221)	3,051
Attributed transportation, treatment and refining charges	2,390	2,066	7,841	6,390

Subtract:
Depreciation, depletion, share-based compensation and net silver streaming interest costs	(6,784)	(5,541)	(24,665)	(20,159)

Cash costs of production before by-product revenue	12,296	13,532	44,646	41,403

Subtract attributed by-product revenue:
Lead	(4,886)	(4,062)	(16,045)	(16,617)
Zinc	(1,059)	(1,861)	(4,196)	(5,708)
Gold	(146)	(94)	(502)	(125)

Cash costs of production net of by-product revenue	$6,205	$7,515	$23,903	$18,953

Cash costs of production per ounce of payable silver before by-product revenue	$22.06	$24.60	$22.22	$22.23

Subtract attributed by-product revenue:
Lead	(8.77)	( )	(7.99)	(8.92)
Zinc	(1.90)	( )	(2.09)	(3.07)
Gold	(0.26)	( )	(0.25)	(0.07)

Cash costs of production per ounce of payable silver net of by-product revenue	$11.13	$13.66	$11.89	$10.17

•	Disclose the reasons why lead and zinc are considered by-products; and

Response:

Silver consistently constitutes approximately 75% of the gross value of payable metals produced and sold from the Bellekeno mine, and none of the other payable metals individually constitutes more than approximately 19% of that gross value.  The Keno Hill District in which the Bellekeno mine is located is historically known as a primary silver production district, and we note that substantially all investment industry analysts commenting on Alexco classify the company as a primary silver producer.  For these reasons, we consider lead and zinc, as well as gold, to be by-products of our primary activity of mining silver.

•	Explain why presenting a cost measure net of revenue is useful to management and to investors. In addition, explain what the measure is intended to depict.

Response:

Management uses cash costs of production per ounce of payable silver, net of by-product revenue, as a singular measure that encapsulates net costs of the production of our primary product, being silver, in a manner that’s comparable to its readily observable per-ounce market value.  There are of course numerous impacting factors that must be taken into account when evaluating such a measure, whether in trend or at a point in time, but we nonetheless consider it useful as a singular basis.  Its usefulness to investors is presumed from the fact that it is a measure regularly requested by them, we believe for reasons most likely similar to those for which management uses the measure.

In providing these responses, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ALEXCO RESOURCE CORP.

/s/ David Whittle
Per:        David E. Whittle
  Chief Financial Officer

cc         Craig McMillan
 PricewaterhouseCoopers LLP